


ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.087/2010

June 15, 2010

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.


10015887

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Jun 15, 10

dlw 6/17

MW




ธนาคารกสิกรไทย
KASIKORNBANK

SS06-01066/2010

June 14, 2010

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Early Redemption and the Last Interest Payment of Subordinated Debentures (KBNK13OA) and SP

We, KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA) ("the debentures"), which have issued the third Subordinated Debentures (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, total value of Baht 12,000,000,000 and quarterly interest payment at 16 January, 16 April, 16 July and 16 October of each year.

The Bank would like to inform of the closing book date for redemption of the debentures prior to the stated maturity ("early redemption") in whole amount so as to determine the right of debentureholders on July 2, 2010 (the closing book date) will receive principal and last interest payment on July 16, 2010. The last interest payment is calculated by the rate 4.25 percent per annum and 91 days duration from April 16, 2010 to July 15, 2010.

With regard to the early redemption, the debentureholders will receive the principal amount for the total of 1,000 Baht per unit.

In addition, the Bank would like to request the Stock Exchange of Thailand (SET) to suspend trading of the debentures during June 29, 2010 to July 15, 2010 and de-list the debentures form BEX on July 16, 2010.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)

Vice President

Securities Services Department

KASIKORNBANK Public Company Limited

Tel. 0 2470 1983